UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 9, 2024 (March 19, 2023)

MEGOLA INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0492605
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8891 Brighton Lane, Suite 108, Bonita Springs FL 34135

(Full mailing address of principal executive offices)

(888) 587-1698

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

ITEM 9. OTHER EVENTS

Entry into definitive agreements:

Megola, Inc., (the “Company”) had originally signed an Exclusive Supply and Distribution Agreement for Mobile Device Protection with Liquidnano, Inc., a North Carolina Corporation, on March 19, 2023. Liquidnano failed to raise the funding needed to fully commercialize the business. The Agreement with Liquidnano was terminated on March 30, 2024. On April 24, 2024, the Company and Liquidnano, Inc. entered into a Customer Referral Agreement, where Liquidnano will refer specific customers to the Company in exchange for a commission. The first customer referred under this Agreement was Kane & McHenry, as discussed below. The agreement is appended hereto as Exhibit 6(d).

On August 7, 2024, the Company executed a Supply and Distribution Agreement with Kane & McHenry Enterprises LLC, a Pennsylvania Limited Liability Company, for the non-exclusive distribution of the Company’s mobile device protection formulation. The Company expects the first shipment under this Agreement to be fulfilled before the end of August. Kane & McHenry Enterprises sells their products under their own brand names into over 5,000 wireless stores in the United States as well as other channels globally. The agreement is appended hereto as Exhibit 6(e).

On August 8, 2024, the Company signed a Representation Agreement with STAT Sanitizing LLC, a New York Limited Liability Company, which pays a 10% commission to STAT Sanitizing for sales of the OdorSol Cleaner Deodorizer and OdorSol Portable Toilet Deodorizer into the professional odor remediation, portable toilet servicing, mold remediation, disinfection services, and general clean-up services. As part of executing this new agreement, the Exclusive Supply and Distribution Agreement dated November 13, 2023 was terminated by mutual agreement. The agreement is appended hereto as Exhibit 6(f).

Entry into Memorandums of Understanding:

On August 5, 2024, Megola, Inc. executed a Memorandum of Understanding and Temporary License Agreement with Pure Turf Solutions LLC an Arizona Limited Liability Company, which granted them the right to manufacture treated zeolite particles using Megola IP and sell into the odor control for artificial turf market, specifically targeting dog walking areas. The term of this MOU is for 6-months after which a Definitive Agreement will be executed if both Parties are satisfied with the performance. The agreement includes the purchase of the active ingredient from Megola and the initial order of 200lb shipped on August 7, 2024. The Company will also be due a royalty of 5-10% of Pure Turf sales depending on how much of the Megola treated zeolite is incorporated into the final product format.

On August 8, 2024, the Company executed a Memorandum of Understanding and Temporary License Agreement with Jeterex LLC, a Michigan Limited Liability Company, which granted them the right to manufacture treated air filters for odor control use in Cannabis growing facilities for 12 months. Jeterex will purchase raw materials from the Company and also pay a royalty of 5% of sales.

Exhibits

Ex-6(d)	Customer Referral Agreement between the Company and Liquidnano, Inc. dated April 24, 2024
Ex-6(e)	Supply and Distribution Agreement between the Company and Kane & McHenry Enterprises LLC dated August 7, 2024
Ex-6(f)	Representation Agreement between the Company and STAT Sanitizing LLC dated August 8, 2024

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGOLA, INC.
(Exact name of issuer as specified in its charter)

Date August 12, 2024	/s/ Robert Gardiner
Robert Gardiner, CEO, President and Director

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